

SECUR
02005375
MMISSION
RECEIVED
FEB 26 2002
354

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SEC FILE NUMBER
8-14286

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER (City) VT (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN M. GRAB (802)229-3097
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

NATIONAL LIFE BUILDING, 4TH FLOOR
ONE NATIONAL LIFE DRIVE (Address) MONTPELIER (City) VT (State) 05604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JOHN M. GRAB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SERVICES, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JOHN M. GRAB
Signature

SR. VICE PRESIDENT & CFO
Title

Notary Public
My Commission Expires on 2/1/03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.

Consolidated Financial Statements with Supplementary Information December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors
and Stockholder of Equity Services, Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations and stockholder's equity and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Equity Services, Inc. and its subsidiary (the Company) at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2001) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2002

Equity Services, Inc.

(a wholly-owned subsidiary of National Life Investment Management Company, Inc.)

Consolidated Statements of Financial Condition

	December 31, 2001	December 31, 2000
Assets		
Cash and cash equivalents	$ 3,009,383	$ 3,277,443
Income taxes recoverable	57,237	58,842
Other receivables	1,827,905	1,592,151
Furniture and equipment, net of accumulated depreciation	542,712	158,967
Prepaid expenses and other assets	162,338	213,752
Total assets	$ 5,599,575	$ 5,301,155
Liabilities		
Commissions payable	$ 1,855,435	$ 973,634
Accounts payable and accrued expenses	1,642,400	1,975,289
Total liabilities	3,497,835	2,948,923
Minority interest	243,143	389,651
Stockholder's equity		
Capital stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding	197,008	197,008
Additional paid-in capital	13,095,111	12,895,111
Accumulated deficit	(11,433,522)	(11,129,538)
Total stockholder's equity	1,858,597	1,962,581
Total liabilities and stockholder's equity	$ 5,599,575	$ 5,301,155

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.

(a wholly-owned subsidiary of National Life Investment Management Company, Inc.)

Consolidated Statements of Operations and Stockholder's Equity

	Year ended December 31, 2001	2000
Revenue		
Commissions	$ 25,428,685	$ 29,772,339
Service fees	4,067,753	3,844,204
Custodial fees	326,042	295,115
Investment income	95,068	196,320
Other income	91,377	154,634
Total revenue	30,008,925	34,262,612
Operating expenses		
Commissions	19,438,825	23,224,357
Investment advisor	3,002,318	2,487,020
Salaries	3,304,473	3,193,779
Other	4,050,851	4,195,623
Total operating expenses	29,796,467	33,100,779
Income before taxes and minority interest	212,458	1,161,833
Income tax (benefit) expense	(85,658)	192,275
Income before minority interest	298,116	969,558
Minority interest in earnings of consolidated affiliate	(602,100)	(651,230)
Net (loss) income	(303,984)	318,328
Stockholder's equity, beginning of year	1,962,581	1,644,253
Dividends paid to parent	(400,000)	-
Contributed capital	600,000	-
Stockholder's equity, end of year	$ 1,858,597	$ 1,962,581

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.

(a wholly-owned subsidiary of National Life Investment Management Company, Inc.)

Consolidated Statements of Cash Flows

	Year ended December 31, 2001	2000
Cash flows from operating activities		
Net (loss) income	$ (303,984)	$ 318,328
Adjustments to reconcile net loss to net cash provided by operating activities		
Minority interest in earnings of consolidated affiliate	602,100	651,230
Depreciation	77,323	115,511
Changes in assets and liabilities:		
Income taxes recoverable	1,605	46,063
Other receivables	(235,754)	(676,627)
Prepaid expenses and other assets	51,414	(68,478)
Commissions payable	881,801	683,104
Accounts payable and accrued expenses	(332,889)	31,382
Net cash provided by operating activities	741,616	1,100,513
Cash flows from investing activities		
Purchase of furniture and equipment	(461,068)	(87,380)
Cash flows from financing activities		
Minority interest distribution to partners	(748,608)	(640,746)
Dividends to parent	(400,000)	-
Contributed capital	600,000	-
Net cash used by financing activities	(548,608)	(640,746)
Net (decrease) increase in cash and cash equivalents	(268,060)	372,387
Cash and cash equivalents		
Beginning of year	3,277,443	2,905,056
End of year	$ 3,009,383	$ 3,277,443
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Taxes (received) paid	$ (87,263)	$ 146,212

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.

(a wholly-owned subsidiary of National Life Investment Management Company, Inc.)

Notes to Consolidated Financial Statements

1. Organization and operations

Equity Services, Inc. (the Company), is a broker-dealer and a wholly-owned subsidiary of National Life Investment Management Company, Inc. (NLIMC), which in turn is a wholly-owned subsidiary of National Life Insurance Company (National Life). The Company earns commissions from the sale of the Sentinel Group Funds, Inc. and Sentinel Pennsylvania Tax-Free Trust (the Funds), and from the sale of other mutual funds, direct placement programs, unit investment trusts and variable insurance contracts.

The Company also does business as ESI Financial Advisors, an investment advisor, and its income and expenses are reported as part of the results of Equity Services, Inc. Certain states require separate financial information for ESI Financial Advisors. For the year ended December 31, 2001, ESI Financial Advisors had revenues of $3,394,552 and expenses of $3,002,318 included in these statements.

Sentinel Administrative Service Corporation (SAS Corp.) is a wholly-owned subsidiary of the Company. Effective March 1, 1993, SAS Corp. entered into a partnership agreement with Sentinel Management Company and an affiliate of Provident Mutual Life Insurance Company. This agreement was amended effective March 27, 1995 to reflect Penn Mutual Insurance Company's admission to the partnership. This partnership, Sentinel Administrative Service Company (SASC), provides transfer agent, investor relations, fund accounting and financial administration services exclusively to the Funds, for a service fee. Minority interests reflected in the 2001 and 2000 consolidated financial statements consist of Sentinel Management Company's, Provident Mutual Insurance Company's, and Penn Mutual Insurance Company's interests in SASC.

2. Significant accounting policies

Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

Cash and cash equivalents are comprised of funds on deposit and investments in the Sentinel U.S. Treasury Money Market Fund.

Furniture and equipment

Depreciation is provided on the straight line method based upon estimated useful lives of the assets ranging principally from five to seven years.

2. Significant accounting policies (continued)

Revenue and expense recognition
Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Income tax
The Company and its consolidated subsidiary, SAS Corp., participate in the life/non-life consolidated federal income tax return of National Life and subsidiaries and file a consolidated state income tax return with National Life's non-insurance related subsidiaries. The amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. The Company is reimbursed by National Life quarterly for net operating losses utilized by the consolidated group.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification
Certain reclassifications have been made to the 2000 balances to conform with the 2001 presentation.

3. Net capital and reserve information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended which requires minimum "net capital" of the greater of $50,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0.

Aggregate indebtedness, net capital and the ratio of aggregate indebtedness to net capital at December 31, 2001, are as follows:

Aggregate indebtedness	$ 1,915,382
Net capital	$ 709,212
Ratio of aggregate indebtedness to net capital	2.70 to 1.0

The operations of the Company do not normally include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2) of such rule.

4. Furniture and equipment

Furniture and equipment owned by the Company at December 31, 2001 and 2000 comprise:

	2001	2000
Furniture and equipment	$ 1,552,424	$ 1,091,356
Accumulated depreciation	(1,009,712)	(932,389)
Net furniture and equipment	$ 542,712	$ 158,967

5. Income taxes

The Company's income tax expense (benefit) includes amounts for federal and state income taxes of $(81,809) and $(4,569) for 2001 and $181,834 and $10,441 for 2000, respectively. Income taxes recoverable from National Life at December 31, 2001 and 2000 were $57,237 and $58,842, respectively. Total federal taxes differ from amounts computed using the nominal federal income tax rate of 35% because of state taxes, goodwill and nondeductible meals and entertainment expenses. The Company has no timing differences which would give rise to deferred taxes.

6. Related party transactions

Commissions earned by the Company relating to sales of Sentinel Group Funds shares and variable annuity products sponsored by National Life were $6,518,308 and $6,881,350 for the years ended December 31, 2001 and 2000, respectively. Other receivables include $280,334 and $318,712 at December 31, 2001 and 2000 related to these commissions and other miscellaneous expenses.

National Life provides the Company with occupancy, administrative services and access to its distribution network. The charges for these services are determined by National Life's administrative cost allocation system. Expenses and access charges allocated to the Company for the years ended December 31, 2001 and 2000 were $941,333 and $1,349,132, respectively. Accounts payable and accrued expenses include $383,854 and $1,177,159 at December 31, 2001 and 2000, respectively, for such allocated costs as well as reimbursement due for direct charges paid by National Life on behalf of the Company.

The Company also shares employees and facilities with affiliated companies. The Company is both billed and reimbursed for these costs. Other receivables include $6,065 and $5,038, respectively, at December 31, 2001 and 2000 related to these costs. Accounts payable and accrued expenses include $29,441 and $9,438, respectively, at December 31, 2001 and 2000 also related to these costs.

Equity Services, Inc.

(a wholly-owned subsidiary of National Life Investment Management Company, Inc.)

Notes to Consolidated Financial Statements

6. Related party transactions (continued)

The Company's cash equivalents include $1,628,568 and $1,992,042 at December 31, 2001 and 2000, respectively, of the Sentinel U.S. Treasury Money Market Fund.

The Company has experienced losses from operations for twenty of the past twenty-two years and has an accumulated deficit of $(11,433,522) at December 31, 2001. The Company has received sufficient equity contributions from its parent, NLIMC, to enable it to meet its contractual obligations as they become due. NLIMC has committed to continue such equity contributions as necessary.

In 2001, the Company's parent, NLIMC, contributed capital of $600,000. In addition, during 2001, the Company declared and paid dividends of $400,000 to NLIMC.

7. Summarized information on consolidated subsidiary

The following is a summary of certain financial information of SAS Corp. consolidated in the accompanying financial statements at December 31, 2001 and 2000:

	2001	2000
Total assets	$ 2,349,537	$ 1,639,598
Stockholder's equity	$ 471,234	$ 583,971

The $471,234 of stockholder's equity is not included as capital in the computation of the Company's net capital, because the assets of the subsidiary are not readily available for the protection of the Company's customers, broker-dealers and other creditors, as permitted by rule 15c3-1.

SCHEDULE I
EQUITY SERVICES, INC.
(a wholly-owned subsidiary of
National Life Investment Management Company, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-l OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital:		
Total consolidated stockholder's equity	$	1,858,597
Deduct stockholder's equity not allowable for net capital		471,234
Total stockholder's equity qualified for net capital		1,387,363
Deduct:		
Other receivables		69,700
Furniture and equipment, net of accumulated depreciation		412,667
Prepaid expenses and other assets		170,866
		653,233
Net capital before haircuts on securities position		734,130
Haircut on cash equivalents		24,918
Net capital	$	709,212
Aggregate indebtedness:		
Commissions payable	$	1,464,056
Accounts payable - trade		-
Other accounts payable and accrued expenses		451,326
Total aggregate indebtedness		1,915,382
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $50,000 or 6 2/3% of aggregate indebtedness of $1,915,382)	$	127,692
Excess net capital	$	581,520
Excess net capital at 1000%	$	517,674
Ratio of aggregate indebtedness to net capital		2.70 to 1.0

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2001, which are presented on a parent company only basis.